UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from            to

Commission File Number: 1-1657

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CRANE CO.

100 First Stamford Place

Stamford, Connecticut 06902

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

INDEX TO FORM 11-K

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Assets Available for Benefits as of December 31, 2011 and 2010	2

Statements of Changes in Assets Available for Benefits for the Years Ended December 31, 2011 and 2010	3

Notes to Financial Statements as of and for the Years Ended December 31, 2011 and 2010	4-14

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2011	15

SIGNATURES	16

EXHIBIT:

EXHIBIT 23.1 – CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	17

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the Amended and Restated Crane Co. Savings and Investment Plan:

We have audited the accompanying statements of assets available for benefits of the Amended and Restated Crane Co. Savings and Investment Plan (the “Plan”) as of December 31, 2011 and 2010, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2011 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Stamford, CT

June 28, 2012

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AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2011 AND 2010

	2011	2010
ASSETS
INVESTMENTS, AT FAIR VALUE:
Non-participant-directed investments:
Investment in Master Trust	$58,672,214	$53,758,874
Participant-directed investments:
Investment in Master Trust	22,243,730	19,130,296
Registered investment companies	197,674,342	189,089,418
Money market fund	491,832	220,216
Common collective trust	88,358,546	80,109,640

Total investments	367,440,664	342,308,444

RECEIVABLES:
Company contributions	3,299,133	2,453,529
Participant contributions	18,786	22,453
Notes receivable from participants	10,488,486	9,722,491

Total receivables	13,806,405	12,198,473

ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	381,247,069	354,506,917
Adjustments from fair value to contract value for fully benefit-responsive stable value fund	(3,982,547)	(3,021,842)

ASSETS AVAILABLE FOR BENEFITS	$377,264,522	$351,485,075

See notes to financial statements.

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AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	2011	2010
ADDITIONS:
Contributions:
Participant	$20,763,279	$18,964,070
Company	9,670,838	5,670,691
Rollover	2,292,212	1,410,865

Total contributions	32,726,329	26,045,626
Investment income:
Interest income	2,441,070	2,287,468
Dividends	5,818,112	4,348,830
Net appreciation in fair value of investments	1,054,734	40,591,136

Net investment income	9,313,916	47,227,434
Interest income on notes receivable from participants	556,247	589,495
Other additions	21,190	27,588

Total additions	42,617,682	73,890,143
DEDUCTIONS:
Benefits paid to participants	(26,123,530)	(27,542,264)
Administrative and other expenses	(121,304)	(74,621)

Total deductions	(26,244,834)	(27,616,885)

INCREASE IN ASSETS BEFORE PLAN TRANFERS	16,372,848	46,273,258
TRANSFERS INTO PLAN	9,406,599	—

INCREASE IN ASSETS	25,779,447	46,273,258
ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	351,485,075	305,211,817

End of year	$377,264,522	$351,485,075

See notes to financial statements.

Page | 3

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

1.	DESCRIPTION OF THE PLAN

The following description of the Amended and Restated Crane Co. Savings and Investment Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s information.

General — The Plan is a defined contribution plan covering certain United States of America (“U.S.”) employees of Crane Co. and its subsidiaries (the “Company”) and includes a qualified cash or deferred arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Vanguard Fiduciary Trust Company (“Vanguard”) serves as the trustee and recordkeeper of the Plan, and a Master Trust agreement between Crane Co. and Vanguard (“the Master Trust”) was set up to hold all Crane Co. common stock held by the Plan – see Note 6. The Master Trust consists solely of the Crane Co. Common Stock Fund which includes (a) Company matching contributions, and (b) participants’ deferred savings contributions that participants have elected to invest in the Crane Co. Common Stock Fund, and is qualified as an Employee Stock Ownership Plan, as defined in Section 4975 of the Code.

Plan Amendments — The Plan was originally effective January 1, 1985. The Plan was amended effective July 1, 2009 to reflect a reduction in the Company’s matching contribution to 25 percent of the first six percent of each participant’s deferred savings. The Plan was most recently amended effective January 1, 2011. The amendments reflect an (i) increase in the Company’s matching contribution from 25 percent to 50 percent of the first six percent of each participant’s deferred savings, and (ii) extension of the 2 percent non-matching Company contribution to any participant not eligible to accrue a benefit under the Crane Pension Plan or the ELDEC Plan, as well as certain other amendments relating to regulatory and administrative compliance.

Administration of the Plan — The authority to manage, control and interpret the Plan is vested in the Administrative Committee (the “Committee”) of the Company. The Committee, which is appointed by the Board of Directors of the Company, appoints the Plan Administrator and is the named fiduciary within the meaning of ERISA.

Participation — Subject to certain conditions , U.S. employees of Crane Co. and participating Crane Co. subsidiaries whose terms of employment are not subject to a collective bargaining agreement, or are not otherwise eligible to participate in a separate 401(k) plan of the Company are eligible to participate in the Plan upon completing the enrollment process following their date of hire.

Contributions and Funding Policy — Participants may elect to contribute to the Plan from one to seventy-five percent of their pretax annual compensation, as defined in the Plan. The contribution limit for highly compensated employees, defined as those whose earnings equal at least $110,000 in 2011 and 2010, is limited to ten percent. Those participants, who meet the eligibility requirements, may contribute additional amounts (age 50 catch-up); these additional contributions are ineligible for a Company matching contribution. Contributions are invested in funds selected by the participant. Contributions are subject to certain Internal Revenue Code (IRC) limitations.

The Company contributes on a matching basis a percentage (as noted below) of the first six percent of each participant’s deferred savings, as follows:

Date	Company Match
January 1, 2010 – December 31, 2010	25%
January 1, 2011 – December 31, 2011	50%

Matching contributions are automatically invested in Crane Co. common stock which is part of the Master Trust. In accordance with the Code, participant pretax contributions could not exceed $16,500 in 2011 and 2010. Discrimination tests are performed annually; any test discrepancies would result in refunds to the participants.

In addition to participant deferral contributions and Company matching contributions on those deferrals, the Plan provides a 2 percent non-matching Company contribution to certain participants who are not eligible to participate in the Company-sponsored defined benefit pension plan (the “Crane Pension Plan”) or the ELDEC money purchase pension plan (the “ELDEC Plan”) due to freezing of participation in those plans effective January 1, 2006.

Page | 4

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

Rollover Contributions — Rollover contributions from other qualified plans are accepted by the Plan. Rollover contributions represent participant account balances of new employees transferred from other non-company qualified plans.

Investments — Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers 27 registered investment companies, a money market fund, a common collective trust and the Crane Co. Common Stock Fund as investment options for participants. Although Company matching contributions are initially invested in Company stock, participants are permitted to direct such amounts into other investment options available under the Plan.

Participant Accounts — Individual accounts are maintained for each participant of the Plan. Each participant’s account is credited with the participant’s contribution, the Company’s matching or other contribution and Plan earnings, and charged with withdrawals and Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting — Employee contributions are 100% vested. Vesting for Company contributions are as follows:

Years of Service	Vested Interest
Less than 1 year	None
1 year but fewer than 2	20%
2 year but fewer than 3	40%
3 year but fewer than 4	60%
4 year but fewer than 5	80%
5 years or more	100%

Participants whose employment terminates by reason of death, permanent disability or retirement are fully vested. Participants are fully vested upon the attainment of age sixty-five (65).

Forfeited Accounts — As of December 31, 2011 and 2010, forfeited non-vested accounts totaled $491,846 and $220,216, respectively. These accounts will be used to reduce future Company contributions. Company contributions were reduced by $254,788 and $342,900 from forfeited non-vested accounts during the years ended December 31, 2011 and 2010, respectively.

Payment of Benefits — Upon retirement, disability, termination of employment or death, a participant or designated beneficiary will receive a lump sum payment equal to the participant’s account balance. If the participant’s account balance is greater than $1,000, the participant may elect to defer the withdrawal until reaching the age of 65. A participant may apply to the Committee for a distribution in cases of hardship. The Committee has the sole discretion to approve or disapprove hardship withdrawal requests, in accordance with the Internal Revenue Code. Any part of a participant’s unvested Company contribution at the time of termination of employment is forfeited and may be used to reduce future Company contributions or for other proper Plan purposes.

Participant Loans — Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to $50,000 or 50 percent of their vested account balance, whichever is less. Loans are secured by an assignment of the participant’s vested interest in the Plan, and bear interest at the prevailing prime lending rate as of the date the loan is made, plus two percent. Principal and interest is paid ratably through payroll deductions. Loan terms range from one to five years or up to 15 years for the purchase of a primary residence. Participants may not have more than two loans outstanding at any time. As of December 31, 2011, participant loans have maturities through 2026 at interest rates ranging from 5 percent to 10.5 percent.

Page | 5

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies followed in preparation of the financial statements of the Plan.

Basis of Accounting — The financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments, including registered investment companies, a money market fund, common stock funds and a common collective trust. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation — The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Shares of registered investment companies are valued at quoted market prices that represent the net asset value of shares held by the Plan at year-end. Money market funds are stated at amortized cost, which approximates fair value. The Vanguard Retirement Savings Trust III is a common collective trust fund administered by Vanguard. The Vanguard Retirement Savings Trust III invests primarily in synthetic investment contracts backed by high-credit-quality fixed income investments and traditional investments issued by insurance companies and banks which are intended to maintain a constant net asset value. The Vanguard Retirement Savings Trust III is stated at fair value and then adjusted to contract value as described below. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus credited earnings, less participant withdrawals. The investment in the Master Trust is valued at the closing price reported on the active market on which the individual securities are traded on the last business day of the Plan year. Money market funds are stated at amortized cost, which approximates fair value. See Note 3.

In accordance with GAAP, the stable value fund is included at fair value in participant-directed investments in the statements of assets available for benefits, and an additional line item is presented representing the adjustment from fair value to contract value. The statement of changes in assets available for benefits is presented on a contract value basis.

Investment Transactions and Income Recognition — Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in the registered investment companies and common collective trust are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investment.

Transfers into Plan — In April 2011, $9,406,599 was transferred into the Plan from the Merrimac 401(k) Plan following the merger of the Merrimac 401(k) Plan into the Plan in connection with the Company’s February 2010 acquisition of Merrimac, Inc.

Page | 6

AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as benefits paid to participants based on the terms of the plan document.

Administrative Expenses — Plan administrative expenses that are not otherwise paid out of the Plan assets (except those associated with the Master Trust) are paid by the Company in compliance with the terms of the Plan and Department of Labor guidance. In addition, personnel and facilities of the Company used by the Plan for its accounting and other activities are provided at no charge to the Plan. Commission fees and administrative expenses incurred by the Master Trust are paid by the respective funds through automatic unit deductions. Participant loan fees are paid by the participant through automatic deductions.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. There were no participants, who have elected to withdraw from the Plan, but have not yet been paid at December 31, 2011 and 2010.

Subsequent Events — Subsequent events were evaluated through the date the financial statements were issued.

New Accounting Standards — The accounting standard initially adopted in 2011 is described below.

ASU No. 2010-06, Fair Value Measurements and Disclosures — In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2010-06, Fair Value Measurements and Disclosures, which amends ASC 820, Fair Value Measurements and Disclosures, adding a new disclosure requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis. This requirement is effective for fiscal years beginning after December 15, 2010. The adoption in 2011 did not materially affect the Plan’s financial statements.

New Accounting Standards Not Yet Effective —

ASU No. 2011-04 — In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, which amends ASC 820. ASU 2011-04 also requires the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2. In addition, the ASU provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements. The ASU requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. The new guidance is effective for reporting periods beginning after December 15, 2011. The adoption will not have a material effect on the statement of net assets available for benefits and statement of changes in net assets available for benefits. Plan management has not determined the impact on the disclosures in the financial statements.

3.	FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan’s policy is to recognize significant transfers between levels at the end of the reporting period.

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AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

Following is a description of the valuation methodologies used for assets measured at fair value:

Investments in registered investment companies: Valued at net asset value (“NAV”) of shares held by the Plan at year-end based on quoted market prices from active markets and categorized as Level 1.

Money Market Fund: Short-term money market accounts that were categorized as Level 1. They are valued at amortized cost, which approximates fair value.

Collective Trust Fund: Valued at the NAV of shares of a bank collective trust held by the Plan at year-end. The NAV is based on the fair value of the underlying investments held by the fund. Participant transactions (issuances and redemptions) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure the securities liquidations will be carried out in an orderly business manner. Investments in the common collective trust fund are categorized as Level 2.

Investment in Master Trust: Valued at the closing price reported on the active market on which the individual securities are traded. There is a concentration of investments in Crane Co. common stock and there is a possibility that changes in the value of the Crane Co. common stock could occur and affect the amounts reported in the statements of net assets available for benefits (liquidation basis). The Company’s common stock is categorized as Level 1.

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2011 and 2010.

	Fair Value Measurements at December 31, 2011 Using:
	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Registered Investment Companies:
Domestic stock funds	$106,069,920	$—	$—	106,069,920
International stock funds	21,942,392	—	—	21,942,392
Balanced funds	52,581,582	—	—	52,581,582
Bond funds:
U.S. Government and agency obligations	12,075,876	—	—	12,075,876
Corporate bonds	3,535,653	—	—	3,535,653
Sovereign bonds	751,540	—	—	751,540
Asset-backed/Commercial mortgage-backed securities	444,092	—	—	444,092
Other	273,287	—	—	273,287
Money market funds	491,832	—	—	491,832
Common collective trust:
Fixed income fund	—	88,358,546	—	88,358,546
Plan interest in Master Trust:
Crane Co. common stock	80,915,944	—	—	80,915,944

Total investments, at fair value	$279,082,118	$88,358,546	$—	$367,440,664

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AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	Fair Value Measurements at December 31, 2010 Using:
	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Registered Investment Companies:
Domestic stock funds	$110,969,723	$—	$—	110,969,723
International stock funds	25,029,542	—	—	25,029,542
Balanced funds	39,810,889	—	—	39,810,889
Bond funds:
U.S. Government and agency obligations	9,308,765	—	—	9,308,765
Corporate bonds	2,708,970	—	—	2,708,970
Sovereign bonds	571,008	—	—	571,008
Asset-backed/Commercial mortgage-backed securities	517,891	—	—	517,891
Other	172,630	—	—	172,630
Money market funds	220,216	—	—	220,216
Common collective trust:
Fixed income fund	—	80,109,640	—	80,109,640
Plan interest in Master Trust:
Crane Co. common stock	72,889,170	—	—	72,889,170

Total investments, at fair value	$262,198,804	$80,109,640	$—	$342,308,444

For the year ended December 31, 2011 and 2010, there were no significant transfers in or out of level 1, 2 or 3.

4.	INVESTMENTS

The Plan’s investments whose fair value individually represented 5% or more of the Plan’s assets as of December 31, 2011 and 2010, are as follows:

	December 31, 2011		December 31, 2010
	Shares/Units	Fair Value	Shares/Units	Fair Value
American Funds Growth Fund of America; R-4 Class	883,671	25,202,309	936,745	28,280,322
Eaton Vance Large Cap Value Fund; I Shares	1,134,852	19,485,409	1,265,369	23,118,285
Investment in Master Trust (a) (b)	1,732,305	80,915,944	1,774,755	$72,889,170
Vanguard 500 Index Fund Investor Shares (b)	195,990	22,695,619	181,123	20,977,676
Vanguard Retirement Savings Trust lll (b) (c)	84,375,999	88,358,546	77,087,798	80,109,640
Vanguard Target Retirement 2015 Fund (b)	1,962,249	24,135,659	1,724,171	21,414,206

(a)	The Investment in Master Trust consisted of participant-directed investments and non-participant-directed investments of $53,758,874 and $19,130,296, respectively, at December 31, 2011 and participant-directed investments and non-participant-directed investments of $58,672,214 and $22,243,730, respectively, at December 31, 2010.
(b)	Represents a party-in-interest to the Plan.
(c)	The contract value of the Vanguard Retirement Savings Trust lll amounted to $84,375,999 and $77,087,798 at December 31, 2011 and 2010, respectively.

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AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

The Plan’s investments, including gains and losses on investments bought and sold, as well as held during the period, appreciated (depreciated) in value as follows:

	2011	2010
Registered investment companies:
Domestic stock funds	$(4,649,141)	$14,320,500
International stock funds	(3,869,424)	2,562,143
Balanced funds	(1,373,349)	3,564,911
Bond funds:
U.S. Government and agency obligations	383,546	107,663
Corporate bonds	112,297	31,331
Sovereign bonds	23,870	6,604
Asset-backed/Commercial mortgage-backed securities	14,105	5,990
Other	8,680	1,997
Investment in Master Trust	10,404,150	19,994,064
Common stocks	—	(4,067)

Net appreciation in fair value of investments	$1,054,734	$40,591,136

The net appreciation in fair value of investments for the year ended December 31, 2010 have been expanded to present by investment category to conform to the current year presentation.

5.	NON-PARTICIPANT-DIRECTED INVESTMENTS

A portion of the Master Trust is non-participant-directed because it consists of matching contributions from the Company. Information about the net assets and the significant components of the changes in assets relating to this investment were as follows:

	December 31, 2011	December 31, 2010
Assets:
Investment in Master Trust	$58,672,214	$53,758,874

	Year ended December 31, 2011	Year ended December 31, 2010
Changes in Assets:
Contributions	6,550,699	3,148,285
Dividends	1,247,755	1,184,012
Net appreciation	7,541,390	14,478,755
Benefits paid to participants	(4,556,041)	(3,749,159)
Transfers to participant-directed investments	(8,362,323)	(6,513,483)

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AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

6.	INTEREST IN MASTER TRUST

The Plan has a Master Trust to hold the Crane Co. Common Stock Fund. This trust account at Vanguard (“Trustee”) consists of an undivided interest in an investment account of the Master Trust, and is administered by the Trustee. Use of the Master Trust permits the commingling of trust assets with the assets of the Crane Co. Union Savings and Investment Plan as well as the ELDEC Corporation and Interpoint Corporation Retirement Plan with the Plan for investment and administrative purposes. Although assets of these plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income of the investment assets is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the three participating plans. The net assets and investments of the Master Trust at December 31, 2011 and 2010 are summarized as follows:

	2011	2010
Investment in Master Trust—at fair value Crane Co. Common Stock	$83,398,079	$75,084,827

Percentage of total Master Trust related to the Plan	97.0%	97.1%

Investment income of the Master Trust for the year ending December 31, 2011 and 2010 is summarized below:

	2011	2010
Interest and dividend income, investments	$994	$94
Net appreciation in fair value of investments	10,726,128	20,564,317

	$10,727,122	$20,564,411

7.	COMMON COLLECTIVE TRUST

The Vanguard Retirement Savings Trust III (the “Fund”) is a collective trust fund sponsored by Vanguard. The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund’s constant net asset value (“NAV”) of $1 per unit. Distributions to the Fund’s unit holders are declared daily from the net investment income and automatically reinvested in the Fund on a monthly basis, when paid. It is the policy of the Fund to use its best efforts to maintain a stable net asset value of $1 per unit, although there is no guarantee that the Fund will be able to maintain this value.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value, such as premature termination of the contracts by the Plan, plan termination, bankruptcy, mergers, and early retirement incentives. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

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AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

8.	NET ASSET VALUE (“NAV”) PER SHARE

The following tables set forth a summary of the Plan’s investments with a reported NAV at December 31, 2011 and 2010:

	Fair Value Estimated Using Net Asset Value per Share December 31, 2011
Investment	Fair Value *	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Vanguard Retirement Savings Trust III (a)	$88,358,546	None	Immediate	see Note 7	None

	Fair Value Estimated Using Net Asset Value per Share December 31, 2010
Investment	Fair Value *	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period

Vanguard Retirement Savings Trust III (a)	$80,109,640	None	Immediate	see Note 7	None

*	The fair value of the investment has been estimated using the net asset value of the investment.
(a)	This fund seeks to provide participants with an attractive rate of interest and safety of principal by investing in investment contracts issued by financial institutions and in contracts that are backed by high quality bonds and bond mutual funds.

9.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of registered investment companies managed by Vanguard. Vanguard is a trustee as defined by the Plan (see Note 1), and, therefore, these transactions qualify as party-in-interest transactions. Balances of these funds at December 31, 2011 and 2010 were $197,556,497 and $169,897,277, respectively. These funds earned net investment income of $2,130,189 and $11,904,473 for the years ended December 31, 2011 and 2010, respectively. Fees incurred for investment management services, if any, were paid by the Plan as a reduction in the return on investment.

At December 31, 2011 and 2010, the Plan held 1,732,305 and 1,774,755 shares, respectively, of common stock of Crane Co., the sponsoring employer, with a cost basis of $52,131,724 and $47,652,293, respectively, and fair value of $80,915,945 and $72,889,170, respectively. The shares held by the Plan at December 31, 2011 and 2010 reflect the Plan’s interest in the Master Trust. During the year ended December 31, 2011 and 2010, the Plan recorded investment income of $10,404,150 and $19,994,064, respectively, related to its investment in the common stock of Crane Co.

Certain officers and employees of the Company (who may also be participants in the Plan) perform administrative services related to the operation and financial reporting of the Plan. The Company pays these individuals salaries and also pays other administrative expenses on behalf of the Plan. Certain fees, to the extent not paid by the Company, are paid by the Plan.

10.	PLAN TERMINATION

The Company expects to continue the Plan indefinitely, but reserves the right to modify, suspend or terminate the Plan at any time, which includes the right to vary the amount of, or to terminate, the Company’s contributions to the

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AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

Plan. In the event of the Plan’s termination or discontinuance of contributions hereunder, the interest of each participant in benefits earned to such date, to the extent then funded, is fully vested and non-forfeitable. Subject to the requirements of the Code, the Board of Directors shall thereupon direct either (i) Vanguard to hold the accounts of participants in accordance with the provisions of the Plan without regard to such termination until all funds in such accounts have been distributed in accordance with such provisions, or (ii) the Trustee to immediately distribute to each participant all amounts then credited to the participant’s account as a lump sum.

11.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service (the “IRS”) has determined and informed the Company by letter dated November 14, 2003 that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter and a request for an updated determination of the Plan and related trust’s qualified status is pending with the IRS. Although the Plan has been amended since receiving the determination letter, the Company and the Plan Administrator believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

12.	ACTUAL DEFERRAL PERCENTAGE (“ADP”) TESTING

Based on non-discrimination tests, the Plan did not pass the ADP test in 2011. The ADP test is designed to limit the extent to which the elective contributions made on behalf of highly compensated employees (per IRS regulations) may exceed the level of elective contributions made on behalf of non-highly compensated employees. The Company corrected this compliance issue in a timely manner in accordance with the requirements and procedures of the IRC. The correction involved remitting a portion of the elective contributions (and any earnings on those contributions) to the affected participants in an amount sufficient to pass the test.

The Plan also did not pass the ADP test in 2010. The Company corrected this compliance issue in a timely manner in accordance with the requirements and procedures of the IRC and the Employee Plans Compliance Resolution System (“EPCRS”), an amnesty program sponsored by the IRS. The correction involved remitting a portion of the elective contributions (and any earnings on those contributions) to the affected participants in an amount sufficient to pass the test.

Considering the remedial actions taken and to be taken pursuant to the provisions of the Plan document and the Code, management believes that this compliance issue will not affect the tax-exempt status of the Plan.

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AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

13.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2011 and 2010

	2011	2010
Statement of Net Assets Available for Benefits:
Assets available for benefits per the financial statements	$377,264,522	$351,485,075
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	3,982,547	3,021,842
Deemed distributions	(170,201)	(192,527)

Assets available for benefits per the Form 5500, at fair value	$381,076,868	$354,314,390

	2011	2010
Statement of Changes in Assets Available for Benefits:
Increase in assets available for benefits before Plan transfers per the financial statements	$16,372,848	$46,273,258
Adjustment from contract value to fair value for fully benefit-responsive stable value fund	960,705	1,136,354
Deemed distributions	22,326	(192,527)

Increase in assets available for benefits per Form 5500	$17,355,879	$47,217,085

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AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS

(HELD AT END OF YEAR)

EMPLOYER ID NO: 13-1952290

PLAN ID NO: 038

DECEMBER 31, 2011

( a )	( b )	( c )	( d )	( e )
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	Cost	Current Value
	American Funds Growth Fund of America; R-4 Class	Registered Investment Company	**	$25,202,309
	Columbia Mid Cap Value Fund Class Z	Registered Investment Company	**	11,389,855
	Columbia Small Cap Value II Fund; Z Share Class	Registered Investment Company	**	802,959
	Eaton Vance Large Cap Value Fund; I Shares	Registered Investment Company	**	19,485,409
	Munder Mid Cap Core Growth - Y Shares	Registered Investment Company	**	10,898,795
	PIMCO Total Return Fund; Institutional Class	Registered Investment Company	**	668,713
	Sentinel Small Company Fund Class A	Registered Investment Company	**	7,348,788
	Thornburg International Value Fund R5	Registered Investment Company	**	13,171,395
*	Vanguard 500 Index Fund Investor Shares	Registered Investment Company	**	22,695,619
*	Vanguard Mid-Cap Index Fund Investor Shares	Registered Investment Company	**	4,580,414
*	Vanguard Prime Money Market Fund	Registered Investment Company	**	491,832
*	Vanguard Small-Cap Index Fund Investor Shares	Registered Investment Company	**	2,997,059
*	Vanguard Target Retirement 2005 Fund	Registered Investment Company	**	1,175,064
*	Vanguard Target Retirement 2010 Fund	Registered Investment Company	**	1,690,359
*	Vanguard Target Retirement 2015 Fund	Registered Investment Company	**	24,135,659
*	Vanguard Target Retirement 2020 Fund	Registered Investment Company	**	6,418,578
*	Vanguard Target Retirement 2025 Fund	Registered Investment Company	**	6,951,368
*	Vanguard Target Retirement 2030 Fund	Registered Investment Company	**	3,009,912
*	Vanguard Target Retirement 2035 Fund	Registered Investment Company	**	3,293,849
*	Vanguard Target Retirement 2040 Fund	Registered Investment Company	**	1,977,042
*	Vanguard Target Retirement 2045 Fund	Registered Investment Company	**	1,265,877
*	Vanguard Target Retirement 2050 Fund	Registered Investment Company	**	699,270
*	Vanguard Target Retirement 2055 Fund	Registered Investment Company	**	30,017
*	Vanguard Target Retirement Income	Registered Investment Company	**	1,934,587
*	Vanguard Total Bond Market Index Fund Investor Shares	Registered Investment Company	**	17,080,448
*	Vanguard Total International Stock Index Fund	Registered Investment Company	**	8,770,997
*	Vanguard Retirement Savings Trust III***	Common/Collective Trust	**	88,358,546
*	Crane Co. Stock Fund	Company Stock Fund	$52,131,724	80,915,944
*	Loans to various participants****		—	10,488,486

				$377,929,150

	Loans have interest rates ranging from 5% - 10.5% and mature in 2012 through 2026 (1,600 loans outstanding)

*	Represents a party-in-interest to the plan.
**	Cost information is not required for participant-directed investments and therefore is not included.
***	Vanguard Retirement Savings Trust III at contract value amounted to $84,375,999 at December 31, 2011.
****	Represents total loans outstanding, net of $170,201 of deemed distributions.

See accompanying Report of Independent Registered Public Accounting Firm.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Amended and Restated Crane Co. Savings and Investment Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

ADMINISTRATIVE COMMITTEE OF THE AMENDED AND RESTATED CRANE CO. SAVINGS AND INVESTMENT PLAN

/s/ Andrew L. Krawitt
Andrew L. Krawitt
On behalf of the Committee

Stamford, CT

June 28, 2012

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